Exhibit 99.2

Employee Incentive Plans — Summary

Shareholders’ approval is sought for the adoption of three employee incentive plans (“the Plans”): an amended Restricted Share Plan (“the RSP”), an amended Deferred Bonus Plan (“the DBP”) and an amended Long-Term Incentive Plan (“the LTIP”). When awards are made to individuals who are not executive directors of Royal Dutch Shell plc (“Royal Dutch Shell”), The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) or Royal Dutch Petroleum Company (“Royal Dutch”), the LTIP will be known as “the Performance Share Plan”. A summary of the main features of the Plans is set out below, together with details of the way in which they are intended to operate. The remuneration policy under which the Plans will operate is set out in the Remuneration Report on pages 121 up to and including 126 of the Annual Report and Accounts 2004 and page 31 of the Summary Annual Report and Accounts 2004.

If the unification referred to in the agenda with the proposals and explanatory notes goes ahead, the Plans will be adopted by Royal Dutch Shell and awards under the Plans will be made over Royal Dutch Shell Shares. If however the unification does not go ahead, awards will be made over Royal Dutch and Shell Transport Shares and the intention is that the Plans will be adopted by each of Shell Petroleum N.V. and The Shell Petroleum Company Limited. For simplicity, the rest of this summary assumes the unification will go ahead.

1. Operation of the Plans
Awards under the Plans will normally only be made within a period of 42 days after the announcement of the Royal Dutch Shell results for any period. It is intended that most awards will be made on one occasion each year. The first awards are intended to be made as soon as practicable after the completion of the unification. The Plans will all terminate, at the latest, 10 years after their adoption.

2. Eligibility
All employees of Royal Dutch Shell, any subsidiaries and selected associated companies are eligible to participate in the Plans. Participation by executive directors will be at the discretion of the Remuneration Committee (“REMCO”).

3. Awards
Awards will normally vest three years after grant or at the end of the period over which a performance target is measured to the extent the performance target is satisfied.

Awards under the Plans are not transferable and benefits under the Plans are not pensionable.

Awards will be made over Royal Dutch Shell Shares. Shares issued under the Plans will rank equally with the Royal Dutch Shell Shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date.

Executive directors of Royal Dutch Shell will determine whether any Royal Dutch Shell Shares to be issued under the Plans will be “A” or “B” Shares. However, any future issue of “B” Shares will only be made after prior consultation with the Dutch Revenue Service.

3.1. LTIP award
The LTIP allows for a conditional award of free Royal Dutch Shell Shares to any one participant in anyone year with a face value at grant equal to up to two and a half times base pay. A maximum of 200% of the Royal Dutch Shell Shares awarded can vest to the extent a performance target is met.

3.2. DBP award
Participants in the DBP can elect to defer up to 50% of their annual bonus for an award of Royal Dutch Shell Shares (“Deferred Bonus Shares”) which is released after three years. From 2006, executive directors will be required to defer 25% of their annual bonuses.

The participant may also be granted an additional award of matching Royal Dutch Shell Shares (“Matching Shares”) equal to the number of Deferred Bonus Shares awarded together with Royal Dutch Shell Shares representing the value of dividends payable on the Deferred Bonus Shares. A maximum of four Matching Shares will be awarded for every four Deferred Bonus Shares. Vesting of three out of every four Matching Shares awarded to executive directors will be subject to satisfaction of a performance target with the remaining Matching Shares vesting over time.

3.3. RSP award
The RSP allows for the grant of rights to acquire free Royal Dutch Shell Shares.

Awards under this plan will not be made to executive directors.

4. Performance targets
Performance targets will be measured over a period of at least three financial years of Royal Dutch Shell. There will be no retesting of performance targets after the end of the measurement period.

4.1. LTIP and DBP performance targets
 Vesting of awards under the LTIP and the DBP will be conditional on the satisfaction of performance targets which will be determined ahead of any awards. REMCO will retain discretion in assuring itself that there is satisfactory underlying financial performance before releasing any award to executive directors and may withhold all or some of the shares awarded if it considers that the performance of Royal Dutch Shell is inadequate.

If the adoption of the LTIP and the DBP is approved, the initial performance targets that will apply to the 2005 awards to executive directors will be linked to the weighted Total Shareholder Return (“TSR”) of Royal Dutch Shell relative to a group of comparator companies, over a performance period of three financial years. In addition to Royal Dutch Shell, the group comprises the four other major international integrated oil companies: BP, Chevron Texaco, ExxonMobil and Total. TSR is calculated by reference to the share price performance of each company over the period, assuming dividends are reinvested in the company’s shares.

As the comparator group consists of companies with similar businesses, there is a possibility that some companies’ TSR results will be tightly clustered, with very small differences in TSR, such that the TSR ranking does not fully capture the difference between companies’ performance. REMCO will therefore retain discretion to adjust the vesting level based on the ranking, upwards or downwards, if it believes that the ranking does not fully reflect Royal Dutch Shell’s relative performance. REMCO will base such judgment on achievement of the annual Group Scorecard targets over the three-year period. Detailed explanation of any such adjustment will be stated in the following Remuneration Report.

200% of the Shares awarded under the LTIP will be received if Royal Dutch Shell is in first place, 150% for second place and 80% for third place. No shares will be received for fourth and fifth place.

Three of the Matching Shares subject to a performance target will be released if Royal Dutch Shell is in first place, two for second place and one for third place. None of the Matching Shares will be released for fourth and fifth place.

For future awards, the same performance target may apply or REMCO may choose a different performance test, which it considers similarly demanding.

5. Dividends
Awards may be granted on the basis that a participant will receive, to the extent that an award vests, a cash amount or a number of Royal Dutch Shell Shares equivalent to the value of dividends paid on the Royal Dutch Shell Shares awarded from the date of the award until vesting or receipt of the Royal Dutch Shell Shares.

6. Satisfaction of the awards
Awards will be satisfied by the transfer of existing shares, the issue of new shares or, in exceptional circumstances, by means of cash payment. Shares determined to be due pursuant to an award will be transferred to the participant free of charge.

7. Cessation of employment
If a participant ceases to be an employee or a director, his/her award will generally lapse but will continue (subject to the same performance targets) if employment terminates because of a participant’s ill-health, disability, injury, retirement, redundancy on the completion of a fixed term contract or in other circumstances if allowed by the granting company.

If a participant dies prior to the determination of the relevant performance target, his award will vest at the target level stated in the award on the date of death.

If a participant’s employing company or business is sold outside the Royal Dutch Shell Group, the award will either be rolled over into new equivalent rights or will vest on the date of sale to the extent that any performance targets are satisfied at the time.

Because Deferred Bonus Shares under the DBP represent the bonus which a participant has already earned but agreed to defer, a participant who has been granted Deferred Bonus Shares under the DBP may lose the corresponding Matching Shares if he leaves employment but will still receive the Deferred Bonus Shares granted to him.

8. Variation in share capital
Awards may be adjusted following right issues, demergers and certain variations in the share capital of Royal Dutch Shell including capitalisations and subdivisions, consolidations or reductions of capital.

9. Takeovers and reconstructions
On a takeover or reconstruction, awards may be exchanged for equivalent awards over shares in the acquiring company. Awards which are subject to performance targets will only be exchanged to the extent that the targets are satisfied at the date of the reconstruction or takeover and will lapse as to the balance. Accordingly, the new awards will not be subject to any performance targets.

If, on a takeover, the acquiring company does not agree to the exchange of awards, awards will instead vest to the extent that any performance targets are satisfied as at the date of the takeover.

10. Dilution limits
In any 10-year period, not more than 10 percent of the issued ordinary share capital of Royal Dutch Shell may be issued under the Plans and under all other plans operated by Royal Dutch Shell.

In addition, in any 10-year period, not more than 5 percent of the issued ordinary share capital of Royal Dutch Shell may be issued under the Plans and under any other discretionary plans adopted by Royal Dutch Shell.

These limits do not include rights which have lapsed or been surrendered.

Rights under the Plans may also be satisfied using treasury shares. If treasury shares are used, they will count towards the dilution limits set out above for so long as it is best practice to do so.

11. Amendments
Provisions related to eligibility, individual and dilution limits, rights attaching to awards and Royal Dutch Shell Shares, adjustment of awards and other rights in the event of a variation in share capital and the amendment powers cannot be altered to the advantage of present or future participants without the prior approval of shareholders of Royal Dutch Shell in general meeting. However, no such approval is required for other changes or for minor changes intended to benefit the administration of the Plans, or to comply with or take account of existing or proposed legislation or any changes in legislation, or to secure favourable tax treatment for Royal Dutch Shell, members of the Royal Dutch Shell Group or participants.